Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

(in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income or loss from equity investees	$31,511	$127,950	$123,509	$99,162	$118,389	$94,756
Distributed income of equity investees	693	3,617	2,478	2,712	2,367	3,599
Fixed charges (excluding capitalized interest)	28,979	98,851	105,700	112,906	101,143	113,462
Noncontrolling interests in income of subsidiaries with no fixed charges	(892)	(3,519)	(3,361)	(3,633)	(3,482)	(3,593)

Total earnings (A)	$60,291	$226,899	$228,326	$211,147	$218,417	$208,224

Fixed charges:
Interest expense	$28,793	$98,169	$104,683	$111,420	$99,163	$111,365
Capitalized interest	2,457	8,097	6,285	5,549	5,301	7,865
Portion of rents representing interest	186	682	1,017	1,486	1,980	2,097

Total fixed charges (B)	$31,436	$106,948	$111,985	$118,455	$106,444	$121,327

Preferred stock dividends	135	541	541	541	541	442

Total fixed charges and preferred stock dividends (C)	$31,571	$107,489	$112,526	$118,996	$106,985	$121,769

Ratio of earnings to fixed charges (A divided by B)	1.9	2.1	2.0	1.8	2.1	1.7

Ratio of earnings to combined fixed charges and preferred stock dividends (A divided by C)	1.9	2.1	2.0	1.8	2.0	1.7